NO ACT

PE
1-4-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010669

February 25, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-25-2010

Ning Chiu
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Re: CVS Caremark Corporation
Incoming letter received January 4, 2010

Dear Ms. Chiu:

This is in response to a letter we received from you on January 4, 2010 concerning the shareholder proposal submitted to CVS by the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Fire Department Pension Fund, the New York City Board of Education Retirement System, and the New York City Police Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

February 25, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CVS Caremark Corporation
Incoming letter received January 4, 2010

The proposal requests that the board issue a report to shareholders on how the company is responding to rising public pressures to discourage sales of tobacco products.

There appears to be some basis for your view that CVS may exclude the proposal under rule 14a-8(i)(7), as relating to CVS' ordinary business operations. In this regard, we note that the proposal relates to the sale of tobacco products and that CVS is not involved in manufacturing tobacco products. Proposals concerning the sale of a particular product are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if CVS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which CVS relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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January 4, 2009

Re: **Stockholder Proposal of the Office of the Comptroller of New York City Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934**

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Dear Sir or Madam:

On behalf of CVS Caremark Corporation, a Delaware corporation (the "**Company**" or "**CVS**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the shareholder proposal and supporting statement submitted by the Office of the Comptroller of New York, as the custodian and trustee of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Fire Department Pension Fund, the New York City Board of Education Retirement System and the New York City Police Pension Fund (the "**Proponent**"), on November 13, 2009 (the "**Proposal**") for inclusion in the proxy materials that CVS intends to distribute in connection with its 2010 Annual Meeting of Shareholders (the "**2010 Proxy Materials**"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, CVS omits the Proposal from its 2010 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before CVS files its definitive 2010 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2010 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Proposal requests that:

> The Board of Directors prepare a report to be made available to shareholders by November 30, 2010, on how the company is responding to rising public pressures to discourage sales of tobacco products. This report shall be prepared at reasonable cost and contain no proprietary or confidential information.

A copy of the Proposal and related correspondence is attached to this letter as Exhibit A.

Statement of Reasons to Exclude

The Company believes that the Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(5) and Rule 14a-8(i)(7) for the reasons discussed below.

Rule 14a-8(i)(5)

The Company believes that the Proposal may be excluded from its 2010 Proxy Materials under Rule 14a-8(i)(5) because it relates to operations that account for less than 5 percent of the Company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business.

For its most recently reported fiscal year (2008), the Company confirms that the sale of tobacco products accounted for substantially less than 5 percent of each of its gross sales, net earnings and total assets. The Company is the largest provider of prescription drugs in the nation and fills or manages more than one billion prescriptions annually. It conducts business through more than 6,900 CVS/pharmacy stores; the Caremark Pharmacy Services division (pharmacy benefit management, mail order and specialty pharmacy); its retail-based health clinic subsidiary, MinuteClinic; and its online pharmacy, CVS.com. CVS/pharmacy stores range in size from approximately 8,000 to 25,000 square feet and sell prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, film and photo finishing services, seasonal merchandise, greeting cards and convenience foods. These general merchandise items are distinct from prescription drugs and are specifically referred to by the Company in its public filings with the Securities and Exchange Commission (the "**Commission**") as "front-store products." *CVS Form 10-K for the year ended December 31, 2008* (the "**CVS 2008 Form 10-K**"). Tobacco products are only one of 81 categories of front-store products and a handful of the approximately 20,000 varieties of items sold. The Company's primary lines of business are pharmacy services and retail drug sales (currently representing over 80% of revenues); tobacco products are therefore not otherwise significantly related to the Company's business.

The Staff has previously permitted the Tribune Company to exclude a shareholder proposal requesting that Tribune prepare a report to develop ethical and moral criteria providing guidelines relating to cigarette advertising in Tribune publications, given that the amount associated with Tribune's revenues from cigarette advertising was less than 5 percent and that cigarette advertising was not otherwise significantly related to Tribune's business. *Tribune Company* (Jan. 27, 1994). See also *Mead Corporation* (Jan. 31, 1994) (permitting the exclusion of a shareholder proposal requesting that the registrant prepare a report on NAFTA's anticipated effect on its competitive strategies and long-term shareholder value on the basis that Mead's business in Mexico is less than 5 percent of its total operations). The Staff also allowed American Stores Company to exclude a shareholder proposal asking American Stores to cease selling tobacco products in its stores, on the basis that the company's sale of tobacco products was less than 5 percent of its revenues, and that those operations were not otherwise significantly related to American Store's business. *American Stores Company* (Mar. 25, 1994).

Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant," provided that it does not have "significant policy, economic or other implications inherent in" it. *Exchange Act Release No. 34-12999* (Nov. 22, 1976). The Staff has indicated that where a proposal requests a report on a specific aspect of the company's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of ordinary business operations. Furthermore, the Commission has previously addressed the exclusion from proxy materials of proposals requesting reports to shareholders on ordinary business matters, and declared that "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable." *Exchange Act Release No. 34-20091* (Aug. 16, 1983).

The Commission has clarified the policy behind the Rule 14a-8(i)(7) exclusion for ordinary business operations. In *Exchange Act Release No. 34-40018* (May 21, 1998), the Commission stated that the general policy consideration behind the 14a-8(i)(7) exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to state that:

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight... The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implicating complex policies."

CVS believes that the Proposal can be properly excluded under Rule 14a-8(i)(7). Not only does the subject matter of the Proposal deal with issues that are "fundamental to management's ability to run the company on a day-to-day basis," but the Proposal also seeks to "micro-manage" the affairs of the Company by attempting to impose merchandising decisions on the business operations of CVS.

The Subject Matter of the Proposal Relates to Decisions to Sell a Particular Product

As noted above, the Proposal requests that the Company's board of directors prepare a report on the Company's decision to sell tobacco products, a matter of ordinary business for the Company. The Staff has repeatedly held that decisions as to the sale of a particular product by a retailer involve ordinary business operations and thus proposals related to a company's product decisions may be omitted under Rule 14a-8(i)(7), including the sale of tobacco products. The Staff concurred that CVS may exclude substantially the same proposal from its 2009 proxy materials (*CVS Caremark Corporation* (Mar. 3, 2009)), which sought action on how the company is responding to rising regulatory, competitive and public pressures to halt sales of tobacco products. This Proposal continues to represent efforts to interfere with management's decision to sell a particular product.

Our request for no-action relief is consistent with prior Staff positions regarding the exclusion of similar proposals related to tobacco products. *Rite Aid Corporation* (Mar. 26, 2009) (proposal that the company halt sale of tobacco products); *Albertson's, Inc.* (Mar. 23, 2001) and *Walgreen Co.* (Sept. 29, 1997) (proposals that the company discontinue the sale of tobacco and tobacco-related products); *Wal-Mart Stores, Inc.* (Mar. 20, 2001) (proposal that the company discontinue the sale of tobacco and tobacco-related products by the end of the year) and *Albertson's, Inc.* (Mar. 18, 1999) (proposal that the company's board take steps necessary to assure that Albertson's no longer sells, advertises, or promotes tobacco products). The Staff has also permitted the exclusion of shareholder proposals as ordinary business matters that do not seek to impose an outright ban on the sale of tobacco products, but requests that management terminate such sales unless it can demonstrate that it is able to fully implement FDA regulations restricting youth access to tobacco. *J.C. Penney Company, Inc.* (Mar. 2, 1998); *CVS Corporation* (Mar. 2, 1998); *Rite Aid Corporation* (Mar. 5, 1997) and *Wal-Mart Stores, Inc.* (Mar. 3, 1997).

Similar to the Proposal received by the Company, shareholder proposals seeking that companies provide reports to shareholders involving the sale of a particular product line by a retailer have been determined by the Staff as excludable as an ordinary course business matter. *PetSmart, Inc.* (Apr. 8, 2009) (proposal seeking a report on the feasibility of phasing out its sale of live animals); *The Home Depot, Inc.* (Mar. 4, 2009) (proposal seeking a report on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and any other toxins contained in one of its branded products) and *Wal-Mart Stores, Inc.* (Mar. 24, 2008) (proposal requesting that the board issue a report on the viability of Wal-Mart's UK cage-free egg policy). The Staff has also permitted companies to exclude proposals that relate to management actions involving specific company products. *Campbell Soup Company* (Aug. 21, 2009) (proposal calling for the company to take a leadership role in educating people on a healthy diet, to launch a campaign that puts it in the forefront of food companies and to not label products as "healthy" unless they meet healthy standards); *FedEx Corporation* (July 14, 2009) (proposal asking the company to address efforts related to American Indians in products, advertising, endorsements, sponsorship and promotions); and *The Procter & Gamble Company* (July 15, 2009) (proposal seeking the company to cease making cat-kibble).

The Proposal Would Permit Shareholders to Micro-Manage the Company's Operations

As previously noted, the Company sells 81 categories of products (approximately 20,000 different items) through its CVS/pharmacy stores, not including the variety of prescription medication that it provides. In the retail environment, management's ability to select the merchandise that the stores offer based on financial, marketing and other reasons, is fundamental to its role in operating the business, and cannot be submitted to shareholders to micro-manage. As disclosed in the Company's filings with the Commission, the Company's strategy for the non-pharmaceutical products that it offers includes providing new and unique products, using innovative marketing and adjusting the mix of merchandise to match customers' needs and preferences. *See CVS 2008 Form 10-K.*

The Proposal seeks a report on the Company's response to "rising regulatory, competitive and public pressures to discourage sales of tobacco products." Allowing shareholders to dictate the factors that management should consider in making merchandising decisions inappropriately delegates management's role to shareholders. The Staff has concurred with companies' requests to exclude proposals related to product offerings even when those products were controversial, and pose potential risk to the company's reputation. In addition to the no-action letters cited above related to the sale of tobacco products, the Staff has allowed the exclusion of proposals related to the sale of sexually explicit materials as ordinary business matters for the companies. *Kmart Corporation* (Feb. 23, 1993) and *USX Corporation* (Jan. 26, 1990).

The Company does not Manufacture the Products in Question

We note that the Staff has previously distinguished manufacturers and the vendors of products with respect to shareholder proposals that involve tobacco, firearms and other products that may be deemed to raise significant policy issues, and has agreed to permit the exclusion of proposals relating merely to the sale of these products by vendors. In contrast to the no-action letters cited above involving companies that only sell tobacco products in its stores, the Staff has not permitted companies that were directly or substantially engaged in the manufacture of tobacco products to exclude shareholder proposals related to such products. *Philip Morris Companies, Inc.* (Feb. 22, 1990) and *Kimberly-Clark Corporation* (Feb. 22, 1990). CVS has no involvement in the manufacture of tobacco products.

In summary, CVS's decision to offer certain products in its retail stores is not an appropriate subject for shareholder consideration, and the Proposal should therefore be excludable as part of CVS's ordinary business operations.

Based on the foregoing, the Company believes that the Proposal may properly be excluded from its 2010 Proxy Materials under Rule 14a-8(i)(5) and Rule 14a-8(i)(7).

* * *

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2010 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action. Please call the undersigned at (212) 450-4908 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,



Ning Chiu

Attachment
cc w/ att: Kenneth Sylvester (Office of the Comptroller of New York City)
Tom Moffatt (CVS)

EXHIBIT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 13, 2009

Mr. Zenon Lankowsky
Secretary
CVS Caremark Corporation
One CVS Drive
Woonsocket, R.I. 02895

Dear Mr. Lankowsky:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Fire Department Pension Fund, New York City Board of Education Retirement System, and the New York City Police Pension Pension Fund (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the funds' ownership, continually for over a year, of shares of CVS Caremark Corporation common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the Board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at 1 Centre Street, Room 720, New York, NY 10007; phone (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Enclosures

DRUGSTORE TOBACCO SALES/ CVS

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

WHEREAS, CVS is one of the nation's largest retail pharmacy chains, with over 6,200 stores across 38 states, filling one in seven medical drug prescriptions issued in the US each year, and

WHEREAS, CVS also sells cigarettes and other tobacco products, and

WHEREAS, cigarette smoking is a leading cause of illness and premature death in the United States, and

WHEREAS, in June 2009, President Obama signed into law landmark federal legislation, the 2009 Family Smoking Prevention and Tobacco Control Act, which is designed to discourage tobacco use, and which, for the first time, permits the Food and Drug Administration (FDA) to regulate tobacco products, and

WHEREAS, pursuant to that new law, the FDA has now banned the sale of certain flavored cigarettes, and has also established the Center for Tobacco Products, which will design public health strategies to reduce tobacco use and tobacco-related illness and death in the United States, and

WHEREAS, a number of governmental jurisdictions in the US and abroad have banned sales of tobacco products in pharmacies, or are considering legislation to do so, and

WHEREAS, several major prescription drug retailers have already banned sales of tobacco products in their retail outlets,

THEREFORE, shareholders request that the Board of Directors prepare a report to be made available to shareholders by November 30, 2010, on how the company is responding to rising public pressures to discourage sales of tobacco products. This report shall be prepared at reasonable cost and contain no proprietary or confidential information.



Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 720
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

December 18, 2009

Mr. Zenon Lankowsky
Secretary
CVS Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Lankowsky:

The New York City Office of the Comptroller, on behalf of New York City pension funds, recently submitted a shareholder proposal to you for the consideration and vote of the Company's shareholders at the 2010 annual meeting. The cover letter, with the proposal and letters certifying the pension funds' ownership of shares of the Company's common stock attached, was signed by Patrick Doherty and included his contact information.

I write to inform you that Patrick Doherty is no longer the contact person at the New York City Office of the Comptroller. If you have any questions or would like to discuss the proposal, please feel free to contact me.

Sincerely,



Kenneth B. Sylvester
Assistant Comptroller for Pension Policy